Exhibit 2

Buenos Aires, October 11, 2011

Mr. President

Comisión Nacional de Valores

Dr. Alejandro Vanoli

S / D

Ref: Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR). Encloses Audit Committee’s Excerpt. Asset Sale Opinion.

Dear Sirs:

This letter is addressed to you, in compliance with applicable laws, to submit the excerpt of the relevant parts of the minutes of the Audit Committee’s Meeting No.88, held on the date hereof at 6363 Libertador Av., 11th floor, Autonomous City of Buenos Aires, in connection with the opinion regarding the offer made by Pampa Energía S.A. for the sale of assets set forth in the FIRST ITEM of the agenda: 1) CONSIDERATION OF THE OFFER MADE BY PAMPA ENERGÍA S.A. TO ACQUIRE THE SHARES OF THE SUBSIDIARY COMPANY EMDERSA GENERACIÓN SALTA S.A.

Sincerely,

Diego Manuel Allegue

EDENOR S.A.

Attorney-in-Fact

EXCERPT OF THE MINUTES OF EDENOR S.A. AUDIT COMMITTEE’S MEETING NO.88

MINUTES No.88. In the Autonomous City of Buenos Aires, on October 11, 2011, at 3 p.m., the undersigned Director, Mr. Eduardo L. Llanos, and Mr. Maximiliano Fernández, participating through the conference system set forth in Section IV of the Audit Committee’s Rules, both in their capacity as independent directors, hold a meeting at the head office of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.).  After verifying the existence of quorum pursuant to applicable laws and regulations, the President of the Committee, Mr. Eduardo Llanos, informs that, following the recess agreed on October 7, the meeting of the Audit Committee shall resume and thus he submits for consideration the FIRST ITEM of the Agenda: 1) CONSIDERATION OF THE OFFER MADE BY PAMPA ENERGÍA S.A. TO ACQUIRE THE SHARES OF THE SUBSIDIARY COMPANY EMDERSA GENERACIÓN SALTA S.A. The President of the Committee informs that, following the recess, the Committee shall resume its consideration of the matter considered by the meeting held on October 7, 2011 and proceed with the analysis of offer No. 270,911 made by Pampa Energía S.A. (Pampa), in respect of which the Committee shall issue an opinion pursuant to Section 73(b) of Law No. 17,811 (as amended by Decree No. 677/01). The President of the Committee thus yields the floor to the Director of Finance and Control of the Company, Mr. Luis Pablo Rogelio Pagano, who shall explain the details of the offer. Mr. Luis Pablo Rogelio Pagano explains that Pampa made offer No. 270,911 to acquire, subject to a condition precedent:

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78.44% of the voting shares of Empresa Generación Salta Holding S.A. (EGSSA Holding) (Shares of EGSSA Holding), a company to be incorporated, which shall own 99.99% of the voting shares of EMDERSA Generación Salta S.A. ("EGSSA"), and

-	0.01% of the shares of EGGSA owned by Edenor (Direct Holding of Edenor and, collectively with the Shares of EGSSA Holding, the Shares).

Furthermore, Pampa intends to acquire by assignment the US$4,169,987 financial credit granted by Edenor to EGSSA, including the interest accrued to the date of assignment thereof (the Edenor Loan). EGSSA Holding shall be incorporated and legally registered as a sociedad anónima under the laws of the Republic of Argentina, following acceptance of this offer and as a result of the spin-off of Emdersa resolved by its board of directors on August 23, 2011, which shall be made in accordance with the terms of Section 88 and related sections of law No.19,550, as amended. Completion of the spin-off within 24 months from the date of acceptance of the offer is the condition precedent to the acquisition of the Shares of EGSSA Holding and the Direct Holding of Edenor and to the assignment of the Edenor Loan. Once the offer is accepted, the parties shall be deemed to have entered into an agreement for the acquisition of the shares and the assignment of the loan, which shall be governed by the terms and conditions set forth in the referred offer. As consideration for the acquisition of the Shares, Pampa shall pay a total and final price of US$10,848,537, the first installment of which shall be in the amount of US$2,169,707 and be payable on October 31, 2011 as partial payment of the price, and the remaining US$8,678,830 shall be paid 24 months after the date of acceptance of the offer and only to the extent that the condition precedent shall have been complied with. This latter amount shall accrue interest at an annual rate of 9.75%, payable semiannually. As consideration for the assignment of the Edenor Loan, Pampa shall pay a total and final price in United States dollars equal to the principal of the Edenor Loan together with interest accrued and unpaid thereon to the assignment date. Alternatively, Pampa may elect to cause EGSSA to repay without penalty the Edenor Loan before October 31, 2011, in which case all obligations of the parties relating to the assignment and payment of the Edenor Loan shall expire. Five days after completion of the spin-off, the Company shall transfer, pursuant to applicable laws and free of any liens, the Shares to Pampa, and Pampa shall pledge them for the benefit of Edenor as collateral for the full payment of the balance of the price. From the date of partial payment of the price, and until Pampa pays the price in full, the management of EGSSA will be overseen by a board of directors comprised of directors appointed by both parties. If the condition precedent is not satisfied, the amount of the initial payment shall be refunded to Pampa within 5 days, together with interest at an annual rate of 6%, to be calculated from the date of the initial payment and until the date of actual payment. The President of the Committee then states that the members of the Audit Committee have received a fairness opinion from Citigroup Global Markets Inc., supporting the valuation of EGSSA made by an independent third party. In connection with such opinion, the members of the Committee make a series of inquiries to Mr. Luis Pablo Rogelio Pagano, which are satisfactorily addressed. A debate among the members of the Committee, and a series of inquiries to Mr. Luis Pablo Rogelio Pagano regarding the terms and conditions of the offer, which are satisfactorily addressed, then takes place. Having considered the offer submitted, the referred fairness opinion, the analysis conducted on the transaction, the answers provided by Mr. Luis Pablo Rogelio Pagano and the subsequent debate, the President of the Committee then proposes that the Committee issue an opinion in connection with the offer made by Pampa, taking into consideration that such offer is in line with standard market practice for this type of transactions. Following a brief deliberation, the proposal made by the President of the Committee is unanimously approved. […] There being no further issues to discuss, the meeting is adjourned at 3:45 p.m. Signed by Messrs. Eduardo L. Llanos and Javier Errecondo for the Supervisory Committee, acting on behalf of Maximiliano Fernández.

Diego Manuel Allegue

EDENOR S.A.

Attorney-in-Fact